May 16, 2024

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Charli Wilson
Matthew Derby
Joseph Kempf
Robert Littlepage

Re:	Gamehaus Holdings Inc.
Registration Statement on Form F-4, as amended (File No. 333-278499)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Gamehaus Holdings Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-4 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on May 17, 2024, or as soon thereafter as practicable.

Very truly yours,

Gamehaus Holdings Inc.

By:	/s/ Yimin Cai
Name:	Yimin Cai
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC